SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2023

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Page | 1

AMBEV REPORTS 2023 SECOND QUARTER RESULTS1

“We delivered another quarter of margin expansion driven by consistent net revenue growth and lowering cost pressures.” – Jean Jereissati, CEO

Total Volume (organic)

-2.2% vs LY

Volume performance in Brazil (Beer -2.5% and NAB -2.2%) was mostly impacted by a soft industry and lapping 2Q22 comps. Within international operations, positive volumes (+0.6%) in Latin America South (“LAS”) – despite a continued challenging macroeconomic environment in Argentina – were more than offset by Central America and the Caribbean (“CAC”) (-2.8%) and Canada (-6.2%).

Net Revenue (organic)

+20.0% vs LY

Top line performance was driven by net revenue per hectoliter (“NR/hl”) growth of 22.8%. Net revenue grew in most of our business units: LAS[2] +82.1%, Brazil Beer +10.1%, Brazil NAB +7.5% and CAC +4.8%, while in Canada it was flat (0.0%).

Normalized EBITDA (organic)

+34.2% vs LY

Normalized EBITDA grew in all our business units: LAS +109.8%, Brazil Beer +29.7%, Brazil NAB +24.9%, CAC +7.9% and Canada +4.1%. Growth was driven by top line performance coupled with lower Cash COGS/hl and Cash SG&A growth (given lower FX and commodities prices, and overall efficiencies), leading to 300 bps EBITDA margin expansion.

Normalized Profit

R$ 2,681.0 million

Normalized Profit decreased by 13.1% compared to R$ 3,085.8 million in 2Q22. Last year’s Normalized Profit was positively impacted by tax credits one-off in Brazil of R$ 1,233.7 million. Absent such tax credits one-off and its related effects, Normalized Profit would have grown by 18.0%.

Cash flow from operating activities

R$ 3,415.7 million

Cash flow from operating activities increased by 55.1% compared to R$ 2,202.2 million in 2Q22 due to better working capital cycle driven mostly by inventories reduction (mainly in packaging and raw materials) and receivables improvement (given lower tax credits recognition in Brazil and lower volumes in CAC and Canada).

Sustainability

As part of our productive inclusion program “Bora”, we started to offer free initiation training in the service market for bars and restaurants enabling more people to enter the job market. We also launched Fundo Bora Cultura Preta aiming at support black entrepreneurship.

1 The following operating and financial information, unless otherwise indicated, is presented in nominal Reais and prepared according to the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and to the accounting practices issued by the Brazilian Accounting Standards Committee ("CPC”) and approved by the Brazilian Securities and Exchange Commission (“CVM”). The information herein should be read together with our financial information for the twelve-month period ended June 30, 2023, filed with the CVM and submitted to the U.S. Securities and Exchange Commission (“SEC”).

2 The impacts resulting from applying Hyperinflation Accounting for our Argentinean subsidiaries, in accordance with IAS 29, are detailed in the section Financial Reporting in Hyperinflationary Economies - Argentina (page 16).

ambev.com.br	Press Release – August 3, 2023

Page | 2

MANAGEMENT COMMENTS

Another quarter of double-digit top-line and bottom-line growth, with EBITDA margin expanding in all our reporting business units

Our top line performance remained resilient and cost pressures continued to decelerate leading to bottom-line growth and Normalized EBITDA margin expansion in all our reporting business units this quarter. Although volumes were impacted by softer industries in some of our main markets, net revenue increased by 20.0% driven by a solid NR/hl performance (+22.8%) coupled with operational leverage, resulting in Normalized EBITDA growth of 34.2%. Gross margin expanded 170 bps and Normalized EBITDA margin expanded 300 bps.

Commercial momentum continued to be led by Brazil. Several of our brands were awarded with 13 Lions at Cannes Festival of Creativity (Brahma, Budweiser, Stella Artois, Guaraná Antarctica, and Zé Delivery), and the health of our focus super premium and premium beer brands and of our NAB brands improved once again. In Beer, our super premium and premium brands grew volumes in the mid-thirties, with market share gains in the segment, according to our estimates. Overall volumes, however, dropped by 2.5% (-2.5% in Beer and -2.2% in NAB) in the context of declining beer and soft drinks industries and lapping a strong 2Q22 performance that was fueled by the relaxation of COVID-19 restrictions.

As for our international operations, volume growth (+0.6%) in LAS was driven by a positive performance in Chile, Paraguay, Bolivia and Argentina Beer more than offsetting a decline in Argentina NAB volumes. Our brands in Argentina were also awarded at Cannes with Lions for Quilmes and Stella Artois. In CAC, sequential recovery continued despite the 2.8% volume decline as we see main operational indicators consistent improvement. And in Canada volumes declined by 6.2% due to a soft industry.

NR/hl performance was driven by disciplined execution of our revenue management strategy across markets. In Brazil, NR/hl increased by 12.4% (+12.9% in Beer and +10.0% in NAB) given 2022 pricing carry over, revenue management initiatives, and a positive brand mix contribution. In our international operations, NR/hl grew by 81.1% in LAS (driven mostly by revenue management initiatives in Argentina), 7.7% in CAC (mainly due to revenue management initiatives and a positive mix driven by the recovery of the Dominican Republic), and 6.6% in Canada (also helped by positive brand and pack mix).

Cash COGS/hl continued to decelerate in many of our markets since aluminum and BRL became greater tailwinds given the timing of our hedges, resulting in a 14.1% Cash COGS consolidated growth. Brazil Beer Cash COGS/hl (excluding non-Ambev marketplace products) increased by 4.6% this quarter. Given lower inflation and unhedged commodities prices (such as barley and energy) coupled with additional efficiencies across our operations, we currently expect Brazil Beer Cash COGS/hl (excluding non-Ambev marketplace products) to increase between 2.5-5.5% in the full year. In Brazil NAB Cash COGS/hl (excluding non-Ambev marketplace products) increased by 5.1%, in LAS +66.2%, in CAC +6.7%, and in Canada +8.8%.

Consolidated Cash SG&A also grew at a lower pace (+18.6%) as the continued investments in our brands were partially offset by less pressure in distribution expenses (given diesel prices) and efficiencies in administrative expenses. In Brazil Cash SG&A increased by 8.4% (+7.0% in Beer and +16.3% in NAB), in LAS +81.8%, in CAC +5.9%, and in Canada -6.2%.

As a result, all our reporting business units delivered Normalized EBITDA growth, with Normalized EBITDA margin expansion in the quarter: +29.0% in Brazil (+29.7% in Beer and +24.9% in NAB), with a 380 bps expansion (400 bps in Beer and 310 bps in NAB); +109.8% in LAS, with a 380 bps expansion; +7.9% in CAC, with a 100 bps expansion; and +4.1% in Canada, with a 120 bps expansion. Furthermore, gross margin also expanded in all regions (290 bps in Brasil – 250 bps in Beer and 490 bps in NAB –, 160 bps in LAS and 100 bps in CAC) except for Canada, which contracted by 70 bps.

As we move into the second half of the year, we remain focused on delivering consistent and continuous improvement in terms of growth and profitability despite the short-term volatility in many of our markets. In addition, we will continue to pursue our ambition of delivering in 2023 better organic Normalized EBITDA growth than the 17.1% growth we delivered in 2022, while also going back to gross margin and Normalized EBITDA margin expansion.

ambev.com.br	Press Release – August 3, 2023

Page | 3

Financial highlights - Ambev consolidated	2Q22	2Q23	% As Reported	% Organic	YTD22	YTD23	% As Reported	% Organic
R$ million
Volume ('000 hl)	42,241.8	41,302.1	-2.2%	-2.2%	87,324.1	86,223.3	-1.3%	-1.3%
Net revenue	17,989.0	18,898.1	5.1%	20.0%	36,428.1	39,429.9	8.2%	23.3%
Gross profit	8,614.7	9,262.5	7.5%	24.5%	17,639.4	19,662.6	11.5%	29.3%
% Gross margin	47.9%	49.0%	110 bps	170 bps	48.4%	49.9%	150 bps	230 bps
Normalized EBITDA	5,538.1	5,275.2	-4.7%	34.2%	11,061.0	11,719.6	6.0%	37.4%
% Normalized EBITDA margin	30.8%	27.9%	-290 bps	300 bps	30.4%	29.7%	-70 bps	310 bps

Profit	3,064.0	2,597.8	-15.2%		6,592.9	6,417.0	-2.7%
Normalized profit	3,085.8	2,681.0	-13.1%		6,637.4	6,520.7	-1.8%
EPS (R$/shares)	0.19	0.16	-15.8%		0.41	0.39	-2.8%
Normalized EPS (R$/shares)	0.19	0.16	-13.6%		0.41	0.40	-1.9%

Ambev as a platform

During the quarter we remained focused on executing and delivering consistent results in each of the five pillars of our strategy:

Sustainability

Our CEO was appointed as spokesman for the Sustainable Development Goal (SDG) 8 (decent work and economic growth) within the Brazilian Network of the United Nations Global Compact (UNGC), aiming to inspire other leaders in favor of inclusive and sustainable economic growth, full and productive employment, and decent work for all.

On the climate action journey, while we are working on validating new carbon neutral breweries, we have also developed other initiatives aiming at reducing carbon emissions throughout our supply chain. In this sense, in order to reduce the footprint of coolers in our POCs, we have been refurbishing the current equipment into more ecological coolers, or even replacing such equipment by new ecological coolers. This initiative already impacted over 46 thousand POCs, reducing over 3.7 thousand tons of CO2 emission through material reuse.

As part of “Bora”, our productive inclusion program, we started to offer free initiation training in the service market of bars and restaurant through an initiative of Beer Academy together with Superior School of Beer and Malt (ESCM) and the Ceres Instituto, aiming at enabling more people to enter the job market.

Also, we launched Fundo Bora Cultura Preta aiming at boosting black entrepreneurs and their projects in culture and entertainment with financial assistance and mentoring. The total amount of R$ 7.0 million will be allocated this initiative, either through financial incentive or through corporate sponsorship.

ambev.com.br	Press Release – August 3, 2023

Page | 4

In May, we held “Learn for Endeavoring”, an entrepreneurship themed month for POCs owners via our B2B digital platform BEES, in partnership with Brazilian Association of Bars and Restaurants (Abrasel) and the Brazilian Service of Support for Micro and Small Enterprises (Sebrae), to foster and boost the entrepreneurial knowledge of our small and medium-sized customers by offering exclusive and special contents on financial and managing tools and solutions for their businesses. This program is now broadly available to all our customers and has already impacted over 13 thousand people.

As for our smart drinking initiatives, we launched Flow Voice, an artificial intelligence solution that enables alcohol consumption identification through voice, which will support our moderation efforts, potentially increasing road safety and also in public spaces. The innovation was developed by our Smart Drinking Lab, in partnership with the Metatimbre AI startup, accelerated in 2021 through Ambev’s Social Lab program and launched in May during the Brazilian Web Summit.

ambev.com.br	Press Release – August 3, 2023

Page | 5

KEY MARKETS PERFORMANCES

Brazil Beer: super premium and premium brands outperformed once again, delivering market share gains, according to our estimates

•	Operating performance: volumes were down 2.5% led by a declining industry and in the face of a challenging comparable given 2Q22 strong performance that benefited from post-COVID recovery (+8.5% versus 2Q21). The disciplined execution of our revenue management strategy coupled with a positive brand mix continued to drive NR/hl up (+12.9%), resulting in a net revenue growth of 10.1%. Cash COGS/hl increased by 6.1% (+4.6% excluding the sale of non-Ambev products on the marketplace), mostly driven by overall non-commodity price inflation, partially offset by FX and commodities tailwinds. Normalized EBITDA was up 29.7%, with Normalized EBITDA margin expansion of 400 bps, helped by efficiencies on Cash SG&A expenses. In HY23, net revenue was up 12.3% (volumes -0.9% and NR/hl +13.3%), and Normalized EBITDA rose by 26.7%, with Normalized EBITDA margin expansion of 320 bps.
•	Commercial highlights: despite industry performance, our market share improved sequentially according to our estimates. Consistent investment behind our brands continued to deliver significant results to our super premium and premium segment: health of focus brands improved sequentially and versus last year, and volume grew in the mid-thirties once again, led by Original, Spaten, Corona and Stella Artois, with market share growth year-over-year and on a sequential basis, according to our estimates. Compared to 2019, our premium and above volumes grew 180% in HY23. In the core plus segment, Budweiser increased volumes in the mid-teens and Budweiser Zero continued expanding its distribution. As to our B2B digital platform, BEES Marketplace GMV grew sequentially and by 64% versus 2Q22, while we continued to expand number of SKUs per POC. Zé Delivery reached 4.6 million MAU this quarter (+12% versus 2Q22), and its Average Order Value (AOV) was up 14%.
Brazil Beer[3]	2Q22	Scope	Currency Translation	Organic Growth	2Q23	% As Reported	% Organic
R$ million
Volume ('000 hl)	21,944.0	-		(557.2)	21,386.8	-2.5%	-2.5%

Net revenue	7,912.9	-	-	797.8	8,710.7	10.1%	10.1%
Net revenue/hl (R$)	360.6	-	-	46.7	407.3	12.9%	12.9%
COGS	(4,319.5)	-	-	(221.9)	(4,541.4)	5.1%	5.1%
COGS/hl (R$)	(196.8)	-	-	(15.5)	(212.3)	7.9%	7.9%
COGS excl. deprec. & amort.	(3,910.8)	-	-	(134.1)	(4,044.8)	3.4%	3.4%
COGS/hl excl. deprec. & amort. (R$)	(178.2)	-	-	(10.9)	(189.1)	6.1%	6.1%
Gross profit	3,593.4	-	-	575.8	4,169.3	16.0%	16.0%
% Gross margin	45.4%				47.9%	250 bps	250 bps
SG&A excl. deprec. & amort.	(2,446.4)	-	-	(171.5)	(2,618.0)	7.0%	7.0%
SG&A deprec. & amort.	(301.1)	-	-	(134.5)	(435.5)	44.7%	44.7%
SG&A total	(2,747.5)	-	-	(306.0)	(3,053.5)	11.1%	11.1%
Other operating income/(expenses)	1,018.3	(798.0)	-	34.5	254.7	-75.0%	15.7%
Normalized Operating Profit	1,864.2	(798.0)	-	304.3	1,370.5	-26.5%	28.5%
% Normalized Operating margin	23.6%	0.0%	0.0%	0.0%	15.7%	-790 bps	220 bps
Normalized EBITDA	2,574.0	(798.0)	-	526.6	2,302.6	-10.5%	29.7%
% Normalized EBITDA margin	32.5%				26.4%	-610 bps	400 bps

Brazil Beer	YTD22	Scope	Currency Translation	Organic Growth	YTD23	% As Reported	% Organic
R$ million
Volume ('000 hl)	43,955.4	-		(377.2)	43,578.2	-0.9%	-0.9%

Net revenue	16,013.1	-	-	1,967.7	17,980.8	12.3%	12.3%
Net revenue/hl (R$)	364.3	-	-	48.3	412.6	13.3%	13.3%
COGS	(8,511.6)	-	-	(821.2)	(9,332.9)	9.6%	9.6%
COGS/hl (R$)	(193.6)	-	-	(20.5)	(214.2)	10.6%	10.6%
COGS excl. deprec. & amort.	(7,709.1)	-	-	(684.2)	(8,393.3)	8.9%	8.9%
COGS/hl excl. deprec. & amort. (R$)	(175.4)	-	-	(17.2)	(192.6)	9.8%	9.8%
Gross profit	7,501.5	-	-	1,146.5	8,647.9	15.3%	15.3%
% Gross margin	46.8%				48.1%	130 bps	130 bps
SG&A excl. deprec. & amort.	(4,665.7)	-	-	(378.7)	(5,044.3)	8.1%	8.1%
SG&A deprec. & amort.	(593.2)	-	-	(214.6)	(807.7)	36.2%	36.2%
SG&A total	(5,258.8)	-	-	(593.2)	(5,852.1)	11.3%	11.3%
Other operating income/(expenses)	1,300.4	(875.8)	-	179.0	603.5	-53.6%	42.2%
Normalized Operating Profit	3,543.0	(875.8)	-	732.2	3,399.4	-4.1%	27.5%
% Normalized Operating margin	22.1%	0.0%	0.0%	0.0%	18.9%	-320 bps	220 bps
Normalized EBITDA	4,938.7	(875.8)	-	1,083.8	5,146.7	4.2%	26.7%
% Normalized EBITDA margin	30.8%				28.6%	-220 bps	320 bps

3 In 2Q23, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 395.4 (12.4% organic growth) and R$ (178.1) (4.6% organic growth), respectively. In HY23, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 401.0 (13.3% organic growth) and R$ (182.1) (9.9% organic growth), respectively. The scope change in Brazil Beer refers to tax credits and related effects.

ambev.com.br	Press Release – August 3, 2023

Page | 6

Brazil NAB: another quarter of consistent NR/hl performance driving double-digit bottom line growth, with margin expansion

•	Operating performance: a soft industry and a challenging comparable given 2Q22 strong performance (+16.2% versus 2Q21) drove a 2.2% volume decline in the quarter. Net revenue was up 7.5%, with NR/hl growing by 10.0%, led by revenue management initiatives and a positive brand mix. Cash COGS/hl increased by 5.1%, mostly due to overall non-commodity price inflation, partially offset by FX and aluminum tailwinds. Normalized EBITDA rose by 24.9%, with a 310 bps Normalized EBITDA margin expansion. In HY23, net revenue grew by 13.0% (volumes +2.5% and NR/hl +10.2%), and Normalized EBITDA was up 36.5%, with Normalized EBITDA margin expansion of 440 bps.
•	Commercial highlights: brand health of our non-alcoholic portfolio improved, with premium, energy and health & wellness brands continuing to outperform volume-wise, led mainly by Gatorade, H2OH! and our diet/light/zero portfolio. Pepsi cola brands family grew volumes by mid-single digit, with Pepsi Black more than doubling its volumes versus 2Q22. As we continued to work to lower the sugar content in our portfolio, this quarter we delivered a sugar reduction of 19% versus 2Q22 and 27% versus 2Q21. In line with our ESG circular-packaging goal, we reduced by 10% the utilization of PET resin in our packaging.

Brazil NAB[4]	2Q22	Scope	Currency Translation	Organic Growth	2Q23	% As Reported	% Organic
R$ million
Volume ('000 hl)	7,547.1	-		(166.6)	7,380.5	-2.2%	-2.2%

Net revenue	1,539.4	-	-	115.9	1,655.4	7.5%	7.5%
Net revenue/hl (R$)	204.0	-	-	20.3	224.3	10.0%	10.0%
COGS	(947.2)	-	-	10.2	(936.9)	-1.1%	-1.1%
COGS/hl (R$)	(125.5)	-	-	(1.4)	(126.9)	1.2%	1.2%
COGS excl. deprec. & amort.	(894.3)	-	-	(24.6)	(918.9)	2.8%	2.8%
COGS/hl excl. deprec. & amort. (R$)	(118.5)	-	-	(6.0)	(124.5)	5.1%	5.1%
Gross profit	592.3	-	-	126.2	718.5	21.3%	21.3%
% Gross margin	38.5%				43.4%	490 bps	490 bps
SG&A excl. deprec. & amort.	(413.7)	-	-	(67.3)	(481.0)	16.3%	16.3%
SG&A deprec. & amort.	(40.9)	-	-	(31.0)	(71.9)	75.9%	75.9%
SG&A total	(454.5)	-	-	(98.3)	(552.8)	21.6%	21.6%
Other operating income/(expenses)	194.1	(124.1)	-	51.0	121.0	-37.7%	72.8%
Normalized Operating Profit	331.8	(124.1)	-	78.8	286.6	-13.6%	37.9%
% Normalized Operating margin	21.6%	0.0%	0.0%	0.0%	17.3%	-430 bps	380 bps
Normalized EBITDA	425.6	(124.1)	-	75.0	376.5	-11.5%	24.9%
% Normalized EBITDA margin	27.6%				22.7%	-490 bps	310 bps
Brazil NAB	YTD22	Scope	Currency Translation	Organic Growth	YTD23	% As Reported	% Organic
R$ million
Volume ('000 hl)	15,122.1	-		383.5	15,505.6	2.5%	2.5%

Net revenue	3,037.5	-	-	394.5	3,431.9	13.0%	13.0%
Net revenue/hl (R$)	200.9	-	-	20.5	221.3	10.2%	10.2%
COGS	(1,853.1)	-	-	(84.7)	(1,937.7)	4.6%	4.6%
COGS/hl (R$)	(122.5)	-	-	(2.4)	(125.0)	2.0%	2.0%
COGS excl. deprec. & amort.	(1,745.5)	-	-	(113.9)	(1,859.5)	6.5%	6.5%
COGS/hl excl. deprec. & amort. (R$)	(115.4)	-	-	(4.5)	(119.9)	3.9%	3.9%
Gross profit	1,184.4	-	-	309.8	1,494.2	26.2%	26.2%
% Gross margin	39.0%				43.5%	450 bps	450 bps
SG&A excl. deprec. & amort.	(770.2)	-	-	(157.3)	(927.5)	20.4%	20.4%
SG&A deprec. & amort.	(79.7)	-	-	(56.8)	(136.5)	71.2%	71.2%
SG&A total	(849.9)	-	-	(214.1)	(1,064.0)	25.2%	25.2%
Other operating income/(expenses)	248.8	(137.8)	-	107.8	218.8	-12.1%	97.1%
Normalized Operating Profit	583.3	(137.8)	-	203.5	649.1	11.3%	45.7%
% Normalized Operating margin	19.2%	0.0%	0.0%	0.0%	18.9%	-30 bps	420 bps
Normalized EBITDA	770.5	(137.8)	-	231.0	863.8	12.1%	36.5%
% Normalized EBITDA margin	25.4%				25.2%	-20 bps	440 bps

4 The scope change in Brazil NAB refers to tax credits and related effects.

ambev.com.br	Press Release – August 3, 2023

Page | 7

BRAZIL

Brazil[5]	2Q22	Scope	Currency Translation	Organic Growth	2Q23	% As Reported	% Organic
R$ million
Volume ('000 hl)	29,491.1	-		(723.8)	28,767.3	-2.5%	-2.5%

Net revenue	9,452.3	-	-	913.7	10,366.0	9.7%	9.7%
Net revenue/hl (R$)	320.5	-	-	39.8	360.3	12.4%	12.4%
COGS	(5,266.6)	-	-	(211.7)	(5,478.3)	4.0%	4.0%
COGS/hl (R$)	(178.6)	-	-	(11.9)	(190.4)	6.6%	6.6%
COGS excl. deprec. & amort.	(4,805.0)	-	-	(158.7)	(4,963.8)	3.3%	3.3%
COGS/hl excl. deprec. & amort. (R$)	(162.9)	-	-	(9.6)	(172.5)	5.9%	5.9%
Gross profit	4,185.7	-	-	702.0	4,887.7	16.8%	16.8%
% Gross margin	44.3%				47.2%	290 bps	290 bps
SG&A excl. deprec. & amort.	(2,860.1)	-	-	(238.8)	(3,098.9)	8.4%	8.4%
SG&A deprec. & amort.	(341.9)	-	-	(165.5)	(507.4)	48.4%	48.4%
SG&A total	(3,202.0)	-	-	(404.3)	(3,606.3)	12.6%	12.6%
Other operating income/(expenses)	1,212.4	(922.1)	-	85.5	375.7	-69.0%	29.4%
Normalized Operating Profit	2,196.1	(922.1)	-	383.2	1,657.1	-24.5%	30.1%
% Normalized Operating margin	23.2%	0.0%	0.0%	0.0%	16.0%	-720 bps	250 bps
Normalized EBITDA	2,999.6	(922.1)	-	601.6	2,679.1	-10.7%	29.0%
% Normalized EBITDA margin	31.7%				25.8%	-590 bps	380 bps
Brazil	YTD22	Scope	Currency Translation	Organic Growth	YTD23	% As Reported	% Organic
R$ million
Volume ('000 hl)	59,077.5	-	-	6.3	59,083.7	0.0%	0.0%

Net revenue	19,050.6	-	-	2,362.2	21,412.7	12.4%	12.4%
Net revenue/hl (R$)	322.5	-	-	39.9	362.4	12.4%	12.4%
COGS	(10,364.7)	-	-	(905.9)	(11,270.6)	8.7%	8.7%
COGS/hl (R$)	(175.4)	-	-	(15.3)	(190.8)	8.7%	8.7%
COGS excl. deprec. & amort.	(9,454.6)	-	-	(798.1)	(10,252.7)	8.4%	8.4%
COGS/hl excl. deprec. & amort. (R$)	(160.0)	-	-	(13.5)	(173.5)	8.4%	8.4%
Gross profit	8,685.9	-	-	1,456.3	10,142.2	16.8%	16.8%
% Gross margin	45.6%				47.4%	180 bps	180 bps
SG&A excl. deprec. & amort.	(5,435.8)	-	-	(536.0)	(5,971.8)	9.9%	9.9%
SG&A deprec. & amort.	(672.9)	-	-	(271.3)	(944.2)	40.3%	40.3%
SG&A total	(6,108.7)	-	-	(807.3)	(6,916.0)	13.2%	13.2%
Other operating income/(expenses)	1,549.1	(1,013.6)	-	286.7	822.3	-46.9%	53.5%
Normalized Operating Profit	4,126.3	(1,013.6)	-	935.7	4,048.5	-1.9%	30.1%
% Normalized Operating margin	21.7%	0.0%	0.0%	0.0%	18.9%	-280 bps	260 bps
Normalized EBITDA	5,709.3	(1,013.6)	-	1,314.8	6,010.5	5.3%	28.0%
% Normalized EBITDA margin	30.0%				28.1%	-190 bps	350 bps

5 In 2Q23, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 351.5 (11.9% organic growth) and R$ (164.4) (4.7% organic growth), respectively. In HY23, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 353.8 (12.4% organic growth) and R$ (165.8) (8.4% organic growth), respectively. The scope change in Brazil refers to tax credits and related effects.

ambev.com.br	Press Release – August 3, 2023

Page | 8

Central America and the Caribbean (CAC): continued sequential improvement and Normalized EBITDA back to growth (high-single digit)

•	Operating performance: despite further sequential recovery, volumes were down 2.8% driven mostly by Panama, and with a slight decline in the Dominican Republic. Net revenue grew by 4.8%, with NR/hl up 7.7% led by revenue management initiatives and positive brand mix. Normalized EBITDA increased by 7.9%, with Normalized EBITDA margin expansion of 100 bps, as Cash COGS/hl and Cash SG&A growth decelerated in the quarter. In HY23, net revenue was up 4.3% (volumes -3.8% and NR/hl +8.5%), and Normalized EBITDA rose by 2.6%, with Normalized EBITDA margin contraction of 60 bps.
•	Commercial highlights: the Dominican Republic continued to recover in the context of an improving macro backdrop: coverage, pricing adherence and NPS improved this quarter, leading to volume and brand health growth of Presidente family of brands. As to our B2B digital platform, in HY23 over 76% of BEES customers were buying non-Ambev products at the marketplace in Dominican Republic, and over 70% in Panama.
CAC[6]	2Q22	Scope	Currency Translation	Organic Growth	2Q23	% As Reported	% Organic
R$ million
Volume ('000 hl)	3,041.2	-		(83.7)	2,957.6	-2.8%	-2.8%

Net revenue	2,223.9	-	143.6	106.0	2,473.5	11.2%	4.8%
Net revenue/hl (R$)	731.2	-	48.6	56.5	836.3	14.4%	7.7%
COGS	(1,157.1)	-	(65.6)	(30.1)	(1,252.8)	8.3%	2.6%
COGS/hl (R$)	(380.5)	-	(22.2)	(20.9)	(423.6)	11.3%	5.5%
COGS excl. deprec. & amort.	(1,061.4)	-	(58.4)	(3.1)	(1,122.9)	5.8%	0.3%
COGS/hl excl. deprec. & amort. (R$)	(349.0)	-	(19.8)	(10.9)	(379.7)	8.8%	3.1%
Gross profit	1,066.7	-	78.0	76.0	1,220.7	14.4%	7.1%
% Gross margin	48.0%				49.4%	140 bps	100 bps
SG&A excl. deprec. & amort.	(373.8)	-	(27.9)	(22.0)	(423.7)	13.4%	5.9%
SG&A deprec. & amort.	(95.9)	-	(4.9)	(11.1)	(111.9)	16.6%	11.5%
SG&A total	(469.7)	-	(32.8)	(33.1)	(535.6)	14.0%	7.0%
Other operating income/(expenses)	10.8	-	0.4	(17.9)	(6.8)	-162.6%	-166.3%
Normalized Operating Profit	607.8	-	45.6	24.9	678.4	11.6%	4.1%
% Normalized Operating margin	27.3%	0.0%	0.0%	0.0%	27.4%	10 bps	-10 bps
Normalized EBITDA	799.5	-	57.7	63.0	920.2	15.1%	7.9%
% Normalized EBITDA margin	36.0%				37.2%	120 bps	100 bps

CAC	YTD22	Scope	Currency Translation	Organic Growth	YTD23	% As Reported	% Organic
R$ million
Volume ('000 hl)	5,923.5	-		(227.0)	5,696.5	-3.8%	-3.8%

Net revenue	4,506.7	-	77.9	194.5	4,779.1	6.0%	4.3%
Net revenue/hl (R$)	760.8	-	13.7	64.5	839.0	10.3%	8.5%
COGS	(2,322.9)	-	(33.6)	(20.3)	(2,376.8)	2.3%	0.9%
COGS/hl (R$)	(392.2)	-	(5.9)	(19.2)	(417.2)	6.4%	4.9%
COGS excl. deprec. & amort.	(2,128.9)	-	(29.3)	12.4	(2,145.9)	0.8%	-0.6%
COGS/hl excl. deprec. & amort. (R$)	(359.4)	-	(5.2)	(12.2)	(376.7)	4.8%	3.4%
Gross profit	2,183.8	-	44.3	174.2	2,402.3	10.0%	8.0%
% Gross margin	48.5%				50.3%	180 bps	170 bps
SG&A excl. deprec. & amort.	(720.6)	-	(14.2)	(132.2)	(867.0)	20.3%	18.3%
SG&A deprec. & amort.	(143.3)	-	(3.1)	(24.3)	(170.6)	19.1%	16.9%
SG&A total	(863.9)	-	(17.2)	(156.5)	(1,037.6)	20.1%	18.1%
Other operating income/(expenses)	34.9	-	0.1	(30.5)	4.5	-87.2%	-87.5%
Normalized Operating Profit	1,354.8	-	27.2	(12.8)	1,369.2	1.1%	-0.9%
% Normalized Operating margin	30.1%	0.0%	0.0%	0.0%	28.6%	-150 bps	-160 bps
Normalized EBITDA	1,692.0	-	34.5	44.1	1,770.6	4.6%	2.6%
% Normalized EBITDA margin	37.5%				37.0%	-50 bps	-60 bps

6 In 2Q23, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 805.5 (9.6% organic growth) and R$ (350.4) (6.7% organic growth), respectively. In HY23, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 807.1 (10.7% organic growth) and R$ (347.1) (7.6% organic growth), respectively.

ambev.com.br	Press Release – August 3, 2023

Page | 9

Latin America South (LAS): consistent NR/hl performance driving Normalized EBITDA growth ahead of top line

•	Operating performance: volumes grew by 0.6% as the impacts of the challenging macro scenario in Argentina were more than offset by positive performances in Chile, Paraguay, and Bolivia. Net revenue increased by 82.1%, with NR/hl up 81.1%, driven mostly by revenue management initiatives in Argentina. Despite continued inflationary pressures over COGS and SG&A, especially in Argentina, Normalized EBITDA grew by 109.8%, with Normalized EBITDA margin expansion of 380 bps. In HY23, net revenue was up 72.6% (volumes -4.5% and NR/hl +80.8%), and Normalized EBITDA grew by 101.3%, with Normalized EBITDA margin expansion of 490 bps.
•	Commercial highlights: beer volumes in Argentina grew low-single digit, with core plus and above brands gaining mix driven by Budweiser. Our brands gained market share in Bolivia and Paraguay, according to our estimates. In Chile, high-single digit volume growth was driven by Corona and Stella Artois, with core plus and above brands gaining mix versus 2Q22. In Paraguay, our core plus brands grew volumes by mid-twenties, outperforming the rest of the portfolio. In Bolivia, high-single digit beer volume growth was led by Paceña, while key innovation improved versus 2Q22, with Chicha and 235ml returnable presentations gaining weight. As for our B2B digital platform, in HY23 BEES represented 76% of net revenue in Argentina, and 83% in Paraguay (+9.3% and +29.7% versus HY22, respectively), achieving all-time-high Net Promoter Score (NPS) in the latter.
LAS[7]	2Q22	Scope	Currency Translation	IAS 29 3M Impact	Organic Growth	2Q23	% As Reported	% Organic
R$ million
Volume (‘000 hl)	6,929.5			-	40.3	6,969.8	0.6%	0.6%

Net revenue	3,449.0		(3,625.7)	936.0	2,506.7	3,266.0	-5.3%	82.1%
Net revenue/hl (R$)	497.7		(520.2)	87.5	403.6	468.6	-5.9%	81.1%
COGS	(1,754.8)		1,576.3	(335.5)	(1,201.9)	(1,715.9)	-2.2%	76.5%
COGS/hl (R$)	(253.2)		226.2	(27.9)	(191.2)	(246.2)	-2.8%	75.5%
COGS excl. deprec. & amort.	(1,571.2)		1,355.6	(298.3)	(996.2)	(1,510.1)	-3.9%	70.9%
COGS/hl xcl.. deprec. & amort. (R$)	(226.7)		194.5	(25.9)	(158.5)	(216.7)	-4.4%	69.9%
Gross profit	1,694.2	-	(2,049.4)	600.5	1,304.8	1,550.1	-8.5%	88.1%
% Gross margin	49.1%					47.5%	-160 bps	160 bps
SG&A xcl.. deprec. & amort.	(984.1)	-	986.0	(207.6)	(733.7)	(939.4)	-4.5%	81.8%
SG&A deprec. & amort.	(105.9)	-	100.9	(16.3)	(79.0)	(100.4)	-5.3%	80.7%
SG&A total	(1,090.1)	-	1,086.9	(223.9)	(812.7)	(1,039.8)	-4.6%	81.7%
Other operating income/(expenses)	10.9	-	(48.7)	4.5	54.7	21.4	95.7%	nm
Normalized Operating Profit	615.1	-	(1,011.2)	381.1	546.8	531.7	-13.6%	110.8%
% Normalized Operating margin	17.8%	0.0%	0.0%	0.0%	0.0%	16.3%	-150 bps	250 bps
Normalized EBITDA	904.6	-	(1,332.8)	434.5	831.5	837.9	-7.4%	109.8%
% Normalized EBITDA margin	26.2%					25.7%	-50 bps	380 bps
LAS	YTD22	Scope	Currency Translation	IAS 29 3M Impact	Organic Growth	YTD23	% As Reported	% Organic
R$ million
Volume (‘000 hl)	17,736.7				(797.5)	16,939.2	-4.5%	-4.5%

Net revenue	8,051.6		(6,148.7)	936.0	5,559.0	8,398.0	4.3%	72.6%
Net revenue/hl (R$)	454.0		(363.0)	38.2	366.6	495.8	9.2%	80.8%
COGS	(4,090.9)		2,573.1	(335.5)	(2,195.4)	(4,048.8)	-1.0%	56.2%
COGS/hl (R$)	(230.6)		151.9	(13.7)	(146.6)	(239.0)	3.6%	63.6%
COGS excl. deprec. & amort.	(3,712.3)		2,248.2	(298.3)	(1,877.6)	(3,640.0)	-1.9%	53.0%
COGS/hl xcl.. deprec. & amort. (R$)	(209.3)		132.7	(12.4)	(125.9)	(214.9)	2.7%	60.2%
Gross profit	3,960.7		(3,575.6)	600.5	3,363.6	4,349.2	9.8%	89.7%
% Gross margin	49.2%					51.8%	260 bps	480 bps
SG&A xcl.. deprec. & amort.	(1,964.9)	-	1,537.4	(207.6)	(1,453.0)	(2,088.2)	6.3%	77.4%
SG&A deprec. & amort.	(193.4)	-	147.6	(16.3)	(136.0)	(198.0)	2.4%	73.4%
SG&A total	(2,158.3)	-	1,684.9	(223.9)	(1,588.9)	(2,286.2)	5.9%	77.0%
Other operating income/(expenses)	33.9	-	(62.6)	4.5	62.2	38.0	12.0%	nm
Normalized Operating Profit	1,836.3	-	(1,953.3)	381.1	1,836.9	2,100.9	14.4%	107.1%
% Normalized Operating margin	22.8%	0.0%	0.0%	0.0%	0.0%	25.0%	220 bps	450 bps
Normalized EBITDA	2,408.3	-	(2,425.8)	434.5	2,290.7	2,707.8	12.4%	101.3%
% Normalized EBITDA margin	29.9%					32.2%	230 bps	490 bps

7 In 2Q23, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 461.6 (79.0% organic growth) and R$ (210.5) (66.2% organic growth), respectively. In HY23, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 489.6 (78.9% organic growth) and R$ (209.6) (56.7% organic growth), respectively. Reported numbers are presented applying Hyperinflation Accounting for our Argentinean operations, as detailed on page 16.

ambev.com.br	Press Release – August 3, 2023

Page | 10

Canada: Normalized EBITDA growth with margin expansion, despite top line impacted by volumes

•	Operating performance: Normalized EBITDA increased by 4.1%, with Normalized EBITDA margin expansion of 120 bps, as Cash COGS/hl decelerated in the quarter, and we benefited from Cash SG&A efficiencies. Net revenue performance was flat (0.0%) – despite a 6.2% volume decline amid a soft beer and beyond beer industries in the quarter and lapping tough comps in Quebec –, due to a 6.6% NR/hl growth driven by revenue management initiatives and helped by positive brand and pack mix. In HY23, net revenue was up 6.1% (volumes -1.8% and NR/hl +8.0%), and Normalized EBITDA grew by 3.9%, with Normalized EBITDA margin contraction of 60 bps.
•	Commercial highlights: our core plus and premium beer brands grew market share in the quarter, and focus brands grew volumes led by Michelob Ultra, Corona and Nutrl. Brand health of our core plus and above beer brands continued to improve, particularly Corona and Stella Artois. As to our B2B digital platform, BEES continued to roll-out capabilities in Newfoundland and Quebec in the quarter.

Canada	2Q22	Scope	Currency Translation	Organic Growth	2Q23	% As Reported	% Organic
R$ million
Volume ('000 hl)	2,779.9	-		(172.5)	2,607.4	-6.2%	-6.2%

Net revenue	2,863.8	-	(70.6)	(0.7)	2,792.5	-2.5%	0.0%
Net revenue/hl (R$)	1,030.2	-	(27.1)	67.9	1,071.0	4.0%	6.6%
COGS	(1,195.7)	-	29.6	(22.4)	(1,188.6)	-0.6%	1.9%
COGS/hl (R$)	(430.1)	-	11.3	(37.1)	(455.8)	6.0%	8.6%
COGS excl. deprec. & amort.	(1,123.5)	-	28.0	(22.5)	(1,118.0)	-0.5%	2.0%
COGS/hl excl. deprec. & amort. (R$)	(404.1)	-	10.7	(35.4)	(428.8)	6.1%	8.8%
Gross profit	1,668.1	-	(41.0)	(23.1)	1,604.0	-3.8%	-1.4%
% Gross margin	58.2%				57.4%	-80 bps	-70 bps
SG&A excl. deprec. & amort.	(911.2)	-	12.0	56.7	(842.5)	-7.5%	-6.2%
SG&A deprec. & amort.	(112.7)	-	0.6	48.5	(63.5)	-43.7%	-43.1%
SG&A total	(1,023.8)	-	12.6	105.2	(906.0)	-11.5%	-10.3%
Other operating income/(expenses)	5.3	-	(0.1)	0.7	6.0	12.9%	13.9%
Normalized Operating Profit	649.6	-	(28.4)	82.9	704.0	8.4%	12.8%
% Normalized Operating margin	22.7%	0.0%	0.0%	0.0%	25.2%	250 bps	290 bps
Normalized EBITDA	834.5	-	(30.6)	34.2	838.1	0.4%	4.1%
% Normalized EBITDA margin	29.1%				30.0%	90 bps	120 bps
Canada	YTD22	Scope	Currency Translation	Organic Growth	YTD23	% As Reported	% Organic
R$ million
Volume ('000 hl)	4,586.4	-		(82.5)	4,503.9	-1.8%	-1.8%

Net revenue	4,819.3	-	(273.1)	293.8	4,840.0	0.4%	6.1%
Net revenue/hl (R$)	1,050.8	-	(60.6)	84.5	1,074.6	2.3%	8.0%
COGS	(2,010.2)	-	116.9	(177.8)	(2,071.1)	3.0%	8.8%
COGS/hl (R$)	(438.3)	-	25.9	(47.5)	(459.9)	4.9%	10.8%
COGS excl. deprec. & amort.	(1,877.0)	-	109.6	(175.9)	(1,943.3)	3.5%	9.4%
COGS/hl excl. deprec. & amort. (R$)	(409.3)	-	24.3	(46.6)	(431.5)	5.4%	11.4%
Gross profit	2,809.0	-	(156.2)	116.1	2,768.9	-1.4%	4.1%
% Gross margin	58.3%				57.2%	-110 bps	-110 bps
SG&A excl. deprec. & amort.	(1,699.1)	-	94.7	(74.5)	(1,678.8)	-1.2%	4.4%
SG&A deprec. & amort.	(175.1)	-	7.5	35.1	(132.6)	-24.3%	-20.0%
SG&A total	(1,874.2)	-	102.2	(39.4)	(1,811.4)	-3.4%	2.1%
Other operating income/(expenses)	8.2	-	(0.7)	5.3	12.8	55.3%	64.1%
Normalized Operating Profit	943.0	-	(54.7)	81.9	970.3	2.9%	8.7%
% Normalized Operating margin	19.6%	0.0%	0.0%	0.0%	20.0%	40 bps	40 bps
Normalized EBITDA	1,251.4	-	(69.4)	48.7	1,230.7	-1.7%	3.9%
% Normalized EBITDA margin	26.0%				25.4%	-60 bps	-60 bps

ambev.com.br	Press Release – August 3, 2023

Page | 11

AMBEV CONSOLIDATED

Ambev[8]	2Q22	Scope
R$ million			Currency Translation	IAS 29 3M Impact	Organic Growth	2Q23	% As Reported	% Organic
Volume ('000 hl)	42,241.8		-		(939.7)	41,302.1	-2.2%	-2.2%

Net revenue	17,989.0	-	(3,552.7)	936.0	3,525.8	18,898.1	5.1%	20.0%
Net revenue/hl (R$)	425.9		(86.0)	20.7	97.0	457.6	7.4%	22.8%
COGS	(9,374.3)	-	1,540.3	(335.5)	(1,466.1)	(9,635.6)	2.8%	16.0%
COGS/hl (R$)	(221.9)		37.3	(7.4)	(41.3)	(233.3)	5.1%	18.6%
COGS excl. deprec. & amort.	(8,561.1)	-	1,325.2	(298.3)	(1,180.6)	(8,714.8)	1.8%	14.1%
COGS/hl excl. deprec. & amort. (R$)	(202.7)		32.1	(6.6)	(33.8)	(211.0)	4.1%	16.7%
Gross profit	8,614.7	-	(2,012.4)	600.5	2,059.7	9,262.5	7.5%	24.5%
% Gross margin	47.9%					49.0%	110 bps	170 bps
SG&A excl. deprec. & amort.	(5,129.2)	-	970.1	(207.6)	(937.9)	(5,304.6)	3.4%	18.6%
SG&A deprec. & amort.	(656.4)	-	96.6	(16.3)	(207.0)	(783.1)	19.3%	31.9%
SG&A total	(5,785.7)	-	1,066.8	(223.9)	(1,144.9)	(6,087.7)	5.2%	20.1%
Other operating income/(expenses)	1,239.4	(922.1)	(48.3)	4.5	123.0	396.4	-68.0%	39.2%
Normalized Operating Profit	4,068.5	(922.1)	(994.0)	381.1	1,037.8	3,571.3	-12.2%	34.3%
% Normalized Operating margin [9]	22.6%	0.0%	0.0%	0.0%	0.0%	18.9%	-370 bps	200 bps
Exceptional items above EBITDA	(31.2)	-	1.1	0.1	(93.4)	(123.4)	nm	nm
Net finance results	(495.5)					(1,073.5)	116.7%
Share of results of joint ventures	(3.2)					(2.4)	-24.2%
Income tax expense	(474.6)					225.8	-147.6%

Profit	3,064.0					2,597.8	-15.2%
Attributable to Ambev holders	2,969.7					2,503.0	-15.7%
Attributable to non-controlling interests	94.3					94.8	0.5%

Normalized profit	3,085.8					2,681.0	-13.1%
Attributable to Ambev holders	2,991.2					2,585.1	-13.6%

Normalized EBITDA	5,538.1	(922.1)	(1,305.7)	434.5	1,530.3	5,275.2	-4.7%	34.2%
% Normalized EBITDA margin	30.8%					27.9%	-290 bps	300 bps
Ambev	YTD22
R$ million		Scope	Currency Translation	IAS 29 3M Impact	Organic Growth	YTD23	% As Reported	% Organic
Volume ('000 hl)	87,324.1		-	-	(1,100.7)	86,223.3	-1.3%	-1.3%

Net revenue	36,428.1	-	(6,343.8)	936.0	8,409.5	39,429.9	8.2%	23.3%
Net revenue/hl (R$)	417.2		(73.6)	9.8	103.9	457.3	9.6%	24.9%
COGS	(18,788.7)	-	2,656.3	(335.5)	(3,299.3)	(19,767.3)	5.2%	17.7%
COGS/hl (R$)	(215.2)		30.8	(3.5)	(41.4)	(229.3)	6.6%	19.2%
COGS excl. deprec. & amort.	(17,172.8)	-	2,328.4	(298.3)	(2,839.3)	(17,981.9)	4.7%	16.7%
COGS/hl excl. deprec. & amort. (R$)	(196.7)		27.0	(3.1)	(35.8)	(208.6)	6.0%	18.2%
Gross profit	17,639.4	-	(3,687.5)	600.5	5,110.2	19,662.6	11.5%	29.3%
% Gross margin	48.4%					49.9%	150 bps	230 bps
SG&A excl. deprec. & amort.	(9,820.5)	-	1,617.9	(207.6)	(2,195.7)	(10,605.8)	8.0%	22.6%
SG&A deprec. & amort.	(1,184.6)	-	152.0	(16.3)	(396.5)	(1,445.4)	22.0%	33.7%
SG&A total	(11,005.1)	-	1,769.9	(223.9)	(2,592.1)	(12,051.2)	9.5%	23.8%
Other operating income/(expenses)	1,626.2	(1,013.6)	(63.2)	4.5	323.7	877.5	-46.0%	53.1%
Normalized Operating Profit	8,260.5	(1,013.6)	(1,980.9)	381.1	2,841.8	8,488.9	2.8%	39.9%
% Normalized Operating margin	22.7%	0.0%	0.0%	0.0%	0.0%	21.5%	-120 bps	260 bps
Exceptional items above EBITDA	(58.4)	-	2.9	0.1	(95.8)	(151.3)	158.9%	166.3%
Net finance results	(1,092.2)					(2,071.3)	89.7%
Share of results of joint ventures	(5.6)					(16.6)	196.0%
Income tax expense	(511.4)					167.4	-132.7%

Profit	6,592.9					6,417.0	-2.7%
Attributable to Ambev holders	6,382.5					6,202.5	-2.8%
Attributable to non-controlling interests	210.4					214.5	1.9%

Normalized profit	6,637.4					6,520.7	-1.8%
Attributable to Ambev holders	6,426.1					6,305.0	-1.9%

Normalized EBITDA	11,061.0	(1,013.6)	(2,460.7)	434.5	3,698.3	11,719.6	6.0%	37.4%
% Normalized EBITDA margin	30.4%					29.7%	-70 bps	310 bps

8 In 2Q23, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 448.0 (22.5% organic growth) and R$ (202.2) (15.9% organic growth), respectively. In HY23, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 448.1 (25.0% organic growth) and R$ (200.3) (18.4% organic growth), respectively. The scope changes refer to tax credits and related effects in Brazil.

9 Where, in the previous version, it read 0bps, read -370bps.

ambev.com.br	Press Release – August 3, 2023

Page | 12

OTHER OPERATING INCOME/EXPENSES

Other operating income/(expenses)	2Q22	2Q23	YTD22	YTD23
R$ million

Government grants/NPV of long term fiscal incentives	321.4	386.0	553.7	755.5
Credits/(debits) taxes extemporaneous	922.1	-	1,013.5	-
(Additions to)/reversals of provisions	1.6	(3.4)	(11.0)	(11.7)
Gain/(loss) on disposal of fixed assets, intangible assets and operations in associates	12.5	14.5	45.9	42.6
Net other operating income/(expenses)	(18.1)	(0.6)	24.0	91.2

Other operating income/(expenses)	1,239.4	396.4	1,626.2	877.5

EXCEPTIONAL ITEMS

Exceptional items corresponded to (i) restructuring expenses primarily linked to centralization and restructuring projects in Brazil, LAS and CAC; (ii) exceptional expenses incurred in relation to the COVID-19 pandemic, including actions taken to ensure the health and safety of our employees, such as the acquisition of hand-sanitizer, masks and enhanced cleaning of our facilities, as well as donations to the broader community; and (iii) legal fees in connection with litigation related to warrants issued by Cervejaria Brahma in 2003. Several lawsuits were filed in order to discuss the criteria used in calculating the exercise price of such warrants. In 2023, as successors of Cervejaria Brahma, we obtained definitive favorable decisions against certain plaintiffs on the matter, which was already classified as a remote loss. The amount recorded in this line refers to the provision for attorney fees related to such disputes.

Exceptional Items	2Q22	2Q23	YTD22	YTD23
R$ million

Restructuring	(25.4)	(28.4)	(42.0)	(56.3)
IAS 29/CPC 42 (hyperinflation) application effect	(0.9)	(0.3)	(0.9)	(0.3)
COVID-19 impact	(4.9)	-	(15.6)	-
Legal fees		(94.7)		(94.7)
Exceptional Items	(31.2)	(123.4)	(58.4)	(151.3)

ambev.com.br	Press Release – August 3, 2023

Page | 13

NET FINANCE RESULTS

Net finance results in 2Q23 totaled R$ (1,073.5) million, a decrease of R$ 578 million compared to 2Q22, broken down as follows:

•	Interest income totaled R$ 521.4 million, mainly explained by: (i) interest income of R$ 154.7 million from cash balance investments in Brazil and Argentina, and (ii) interest rate update on Brazilian tax credits of R$ 287.9 million.
•	Interest expense totaled R$ 659.6 million, mainly impacted by: (i) fair value adjustments of payables pursuant to by IFRS 13 (CPC 46) of R$ 347.1 million, (ii) CND put option interest accruals of R$ 45.8 million, (iii) interest on fiscal incentives of R$ 38.6 million, and (iv) lease liabilities interest accruals of R$ 55.2 million in accordance with IFRS16 (CPC 06 R2).
•	Losses on derivative instruments of R$ 462.3 million, mainly explained by: (i) hedging carry costs related to our FX exposure of US$ 428.3 million in Argentina, with approximately 114% carry cost, and (ii) hedging carry costs related to our FX exposure of US$ 2.0 billion in Brazil, with approximately 6.2% carry cost.
•	Losses on non-derivative instruments of R$ 318.5 million, mainly explained by non-cash losses on intercompany balance sheet consolidation and third-party payables.
•	Taxes on financial transactions of R$ 65.0 million.
•	Other financial expenses of R$192.4 million, mainly explained by accruals on legal contingencies, letter of credit expenses, pension plan expenses and bank fees.
•	Non-cash financial income of R$ 102.8 million resulting from the adoption of Hyperinflation Accounting in Argentina.
Net finance results	2Q22	2Q23	YTD22	YTD23
R$ million

Interest income	756.8	521.4	1,154.1	865.8
Interest expenses	(559.7)	(659.6)	(957.5)	(1,276.4)
Gains/(losses) on derivative instruments	(846.0)	(462.3)	(1,553.7)	(1,101.9)
Gains/(losses) on non-derivative instruments	(110.3)	(318.5)	(232.4)	(579.1)
Taxes on financial transactions	(85.9)	(65.0)	(146.6)	(123.4)
Other net financial income/(expenses)	(101.6)	(192.4)	(138.4)	(249.1)
Hyperinflation Argentina	451.2	102.8	782.3	392.7

Net finance results	(495.5)	(1,073.5)	(1,092.2)	(2,071.3)

ambev.com.br	Press Release – August 3, 2023

Page | 14

DEBT BREAKDOWN

Debt breakdown	December 31, 2022			June 30, 2023
R$ million	Current	Non-current	Total	Current	Non-current	Total

Local Currency	754.3	2,077.9	2,832.2	1,113.3	2,005.6	3,118.8
Foreign Currency	228.2	710.3	938.5	207.1	666.3	873.4
Consolidated Debt	982.6	2,788.1	3,770.7	1,320.4	2,671.9	3,992.3

Cash and Cash Equivalents less Bank Overdrafts			14,852.1			12,013.1
Current Investment Securities			454.5			313.5

Net debt/(cash)			(11,535.9)			(8,334.3)

PROVISION FOR INCOME TAX & SOCIAL CONTRIBUTION

The table below demonstrates the income tax and social contribution provision.

Income tax and social contribution	2Q22	2Q23	YTD22	YTD23
R$ million

Profit before tax	3,538.6	2,371.9	7,104.2	6,249.6

Adjustment on taxable basis
Non-taxable other income	(493.6)	(340.5)	(574.7)	(490.9)
Government grants (VAT)	(607.3)	(721.5)	(1,093.6)	(1,404.2)
Share of results of joint ventures	3.2	2.4	5.6	16.6
Expenses not deductible	43.8	3.4	51.2	19.6
Worldwide taxation	(41.3)	114.2	104.6	260.7
Total	2,443.5	1,430.0	5,597.4	4,651.4
Aggregated weighted nominal tax rate	30.6%	24.3%	29.7%	28.5%
Taxes – nominal rate	(747.0)	(348.1)	(1,660.0)	(1,324.7)

Adjustment on tax expense
Income tax incentive	80.6	19.7	102.0	47.7
Tax benefit - interest on shareholders' equity	606.2	820.0	1,352.8	1,676.7
Tax benefit - amortization on tax books	4.3	4.3	18.6	8.6
Withholding income tax	(205.1)	(43.2)	(34.5)	(100.8)
Argentina's hyperinflation effect	(70.9)	(137.0)	(108.4)	(257.6)
Other tax adjustments	(142.6)	(89.9)	(181.8)	117.5

Income tax and social contribution expense	(474.6)	225.8	(511.4)	167.4
Effective tax rate	13.4%	-9.5%	7.2%	-2.7%

ambev.com.br	Press Release – August 3, 2023

Page | 15

SHAREHOLDING STRUCTURE

The table below summarizes Ambev S.A.’s shareholding structure as of June 30, 2023.

Ambev S.A.’s Shareholding Structure
	Ordinary Shares	% Outs
Anheuser-Busch InBev	9,729,336,962	61.8%
FAHZ	1,609,987,301	10.2%
Market	4,407,364,646	28.0%
Outstanding	15,746,688,909	100.0%
Treasury	7,144,375
TOTAL	15,753,833,284
Free float B3	2,994,015,466	19.0%
Free float NYSE	1,413,349,180	9.0%

ambev.com.br	Press Release – August 3, 2023

Page | 16

FINANCIAL REPORTING IN HYPERINFLATIONARY ECONOMIES - ARGENTINA

Following the categorization of Argentina as a country with a three-year cumulative inflation rate greater than 100%, the country is considered highly inflationary in accordance with IFRS.

Consequently, starting from 3Q18, we have been reporting the operations of our Argentinean affiliates applying Hyperinflation Accounting. The IFRS and CPC rules (IAS 29/CPC 42) require the results of our operations in hyperinflationary economies to be reported restating the year-to-date results adjusting for the change in the general purchasing power of the local currency, using official indices, before converting the local amounts at the closing rate of the period (i.e., June 30, 2023 closing rate for 2Q23).

The 2Q23 Hyperinflation Accounting adjustment results from the combined effect of (i) the indexation to reflect changes in purchasing power on the 2Q23 results against a dedicated line in the finance results; and (ii) the difference between the translation of the 2Q23 results at the closing exchange rate of June 30, 2023, and the translation using the average year to date rate on the reported period, as applicable to non-inflationary economies.

The impacts in 2Q22 and 2Q23 on Net Revenue and Normalized EBITDA were as follows:

Impact of Hyperinflation Accounting (IAS 29/CPC42)
Revenue
R$ million	2Q22	2Q23	YTD22	YTD23
Indexation(1)	572.3	736.3	697.6	929.6
Currency(2)	37.4	(720.4)	(459.6)	(1,143.1)
Total Impact	609.7	15.9	238.0	(213.4)
Normalized EBITDA
R$ million	2Q22	2Q23	YTD22	YTD23
Indexation(1)	189.3	259.9	219.2	282.4
Currency(2)	29.4	(246.9)	(152.2)	(430.5)
Total Impact	218.8	13.0	67.1	(148.1)

ARS/BRL average rate			21.5445	41.6939
ARS/BRL closing rate	23.9042	53.2565	23.9042	53.2565

(1)	Indexation calculated at each period’s closing exchange rate.
(2)	Currency impact calculated as the difference between converting the Argentinean Peso (ARS) reported amounts at the closing exchange rate compared to the average exchange rate of each period.

Furthermore, IAS 29 requires adjusting non-monetary assets and liabilities on the balance sheet of our operations in hyperinflationary economies for cumulative inflation. The resulting effect from the adjustment until December 31, 2017 was reported in Equity and, the effect from the adjustment from this date on, in a dedicated account in the finance results, reporting deferred taxes on such adjustments, when applicable.

In 2Q23, the transition to Hyperinflation Accounting in accordance with the IFRS rules resulted in (i) a positive R$ 102.8 million adjustment reported in the finance results, (ii) a negative impact on the Profit of R$ 276.3 million, (iii) a negative impact on the Normalized Profit of R$ 276.5 million, and (iv) a negative impact of R$ 0.01 on EPS, as well as on Normalized EPS.

The 2Q23 results are calculated by deducting from the HY results the 3M results as published. Consequently, LAS and Consolidated 2Q23 and 2Q22 results are impacted by the adjustment of 3M results for the cumulative inflation between March 31 and June 30, as well as by the translation of 3M results at the HY closing exchange rate, of June 30, as follows:

ambev.com.br	Press Release – August 3, 2023

Page | 17

LAS - 3M As Reported	YTD22	Scope	Currency Translation	Organic Growth	YTD23	% Organic
Net revenue	8,051.6	-	(6,148.7)	5,559.0	8,398.0	72.6%
COGS	(4,090.9)	-	2,573.1	(2,195.4)	(4,048.8)	56.2%
COGS excl. deprec. & amort.	(3,712.3)	-	2,248.2	(1,877.6)	(3,640.0)	53.0%
Gross profit	3,960.7	-	(3,575.6)	3,363.6	4,349.2	89.7%
SG&A excl. deprec. & amort.	(1,964.9)	-	1,537.4	(1,453.0)	(2,088.2)	77.4%
SG&A deprec. & amort.	(193.4)	-	147.6	(136.0)	(198.0)	73.4%
SG&A total	(2,158.3)	-	1,684.9	(1,588.9)	(2,286.2)	77.0%
Other operating income/(expenses)	33.9	-	(62.6)	62.2	38.0	nm
Normalized EBIT	1,836.3	-	(1,953.3)	1,836.9	2,100.9	107.1%
Normalized EBITDA	2,408.3	-	(2,425.8)	2,290.7	2,707.8	101.3%

LAS - 3M Recalculated at YTD Exchange Rates	YTD22	Scope	Currency Translation	Organic Growth	YTD23	% Organic
Net revenue	8,448.9	-	(7,571.4)	6,495.0	8,308.5	80.7%
COGS	(4,275.3)	-	3,127.8	(2,531.0)	(4,013.9)	61.9%
COGS excl. deprec. & amort.	(3,878.6)	-	2,744.0	(2,175.9)	(3,608.8)	58.6%
Gross profit	4,173.6	-	(4,443.6)	3,964.1	4,294.6	100.1%
SG&A excl. deprec. & amort.	(2,051.6)	-	1,851.4	(1,660.6)	(2,068.4)	84.5%
SG&A deprec. & amort.	(201.4)	-	173.5	(152.2)	(196.4)	78.7%
SG&A total	(2,253.0)	-	2,024.9	(1,812.8)	(2,264.8)	84.0%
Other operating income/(expenses)	37.1	-	(70.8)	66.7	37.4	196.9%
Normalized EBIT	1,957.7	-	(2,489.4)	2,217.9	2,067.2	120.8%
Normalized EBITDA	2,555.8	-	(3,046.8)	2,725.2	2,668.7	113.2%

LAS - 3M Recalculation Impact in 2Q	YTD22	Scope	Currency Translation	Organic Growth	YTD23	% Organic
Net revenue	397.3	-	(1,422.7)	936.0	(89.4)
COGS	(184.4)	-	554.7	(335.5)	34.9
COGS excl. deprec. & amort.	(166.4)	-	495.8	(298.3)	31.2
Gross profit	212.9	-	(868.0)	600.5	(54.6)
SG&A excl. deprec. & amort.	(86.7)	-	314.1	(207.6)	19.7
SG&A deprec. & amort.	(8.0)	-	25.9	(16.3)	1.6
SG&A total	(94.7)	-	340.0	(223.9)	21.4
Other operating income/(expenses)	3.2	-	(8.2)	4.5	(0.5)
Normalized EBIT	121.4	-	(536.1)	381.1	(33.7)
Normalized EBITDA	147.4	-	(621.0)	434.5	(39.0)

ambev.com.br	Press Release – August 3, 2023

Page | 18

RECONCILIATION BETWEEN NORMALIZED EBITDA & PROFIT

Both Normalized EBITDA and Normalized Operating Profit are measures used by Ambev’s management to measure the Company’s performance.

Normalized EBITDA is calculated excluding from Profit the following effects: (i) Non-controlling interest; (ii) Income Tax expense; (iii) Share of results of associates; (iv) Net finance results; (v) Exceptional items; and (vi) Depreciation & Amortization.

EBITDA is calculated excluding from Normalized EBITDA the following effects: (i) Exceptional items and (ii) Share of results of associates.

Normalized EBITDA and Normalized Operating Profit are not accounting measures under accounting practices in Brazil, IFRS or the United States of America (US GAAP) and should not be considered as an alternative to Profit as a measure of operational performance or an alternative to Cash Flow as a measure of liquidity. Normalized EBITDA and Normalized Operating Profit do not have a standard calculation method and Ambev’s definition of Normalized EBITDA and Normalized Operating Profit may not be comparable to that of other companies.

Reconciliation - Profit to EBITDA	2Q22	2Q23	YTD22	YTD23
R$ million

Profit - Ambev holders	2,969.7	2,503.0	6,382.5	6,202.5
Non-controlling interest	94.3	94.8	210.4	214.5
Income tax expense	474.6	(225.8)	511.4	(167.4)
Profit before taxes	3,538.6	2,371.9	7,104.2	6,249.6
Share of results of joint ventures	3.2	2.4	5.6	16.6
Net finance results	495.5	1,073.5	1,092.2	2,071.3
Exceptional items	31.2	123.4	58.4	151.3
Normalized Operating Profit	4,068.5	3,571.3	8,260.5	8,488.9
Depreciation & amortization - total	1,469.6	1,703.9	2,800.6	3,230.77
Normalized EBITDA	5,538.1	5,275.2	11,061.0	11,719.6
Exceptional items	(31.2)	(123.4)	(58.4)	(151.3)
Share of results of joint ventures	(3.2)	(2.4)	(5.6)	(16.6)
EBITDA	5,503.7	5,149.3	10,997.0	11,551.7

ambev.com.br	Press Release – August 3, 2023

Page | 19

2Q 2023 EARNINGS CONFERENCE CALL

Speakers:	Jean Jereissati Neto
Chief Executive Officer

Lucas Machado Lira
Chief Financial and Investor Relations Officer

Language:	English and Portuguese (simultaneous translation)

Date:	August 3, 2023 (Thursday)

Time:	12:30 (Brasília)
11:30 (New York)

Phone number:	Brazil participants	+55 (11) 4090-1621 / +55 (11) 3181-8565
	US participants (toll free)	+1 (844) 204-8942
	International participants	+1 (412) 717-9627

Conference ID:	Ambev

Please call 15 minutes prior to the beginning of the conference call.

Webcast: the conference call will also be transmitted live through the Internet. Please access the following links:

English: https://choruscall.com.br/ambev/2q23.htm

Portuguese: https://choruscall.com.br/ambev/2t23.htm

For additional information, please contact the Investor Relations team:

Guilherme Yokaichiya	Mariana Sabadin	Leandro Ferreira De Souza

Guilherme.yokaichiya@ambev.com.br	mariana.sabadin@ambev.com.br	leandro.ferreira.souza@ambev.com.br

ri.ambev.com.br

ambev.com.br	Press Release – August 3, 2023

Page | 20

NOTES

This press release segregates the impact of organic changes from those arising from changes in scope or currency translation. Scope changes represent the impact of acquisitions and divestitures, the start up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year-over-year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. Organic growth and normalized numbers are presented applying constant year-over-year exchange rates to exclude the impact of the movement of foreign exchange rates.

Unless stated, percentage changes in this press release are both organic and normalized in nature. Whenever used in this document, the term “normalized” refers to performance measures EBITDA and Operating Profit before exceptional items and share of results of joint ventures and to performance measures Profit and EPS before exceptional items adjustments. Exceptional items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as indicators of the Company’s performance. Comparisons, unless otherwise stated, refer to the second quarter of 2022 (2Q22). Values in this release may not add up due to rounding.

Statements contained in this press release may contain information that is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, Company performance, and finance results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

ambev.com.br	Press Release – August 3, 2023

Page | 21

Ambev - Segment financial information	Brazil									CAC			LAS			Canada			Ambev
Organic results	Beer			NAB			Total												Consolidated
	2Q22	2Q23%		2Q22	2Q23%		2Q22	2Q23%		2Q22	2Q23%		2Q22	2Q23%		2Q22	2Q23%		2Q22	2Q23%
Volume ('000 hl)	21,944.0	21,386.8	-2.5%	7,547.1	7,380.5	-2.2%	29,491.1	28,767.3	-2.5%	3,041.2	2,957.6	-2.8%	6,929.5	6,969.8	0.6%	2,779.9	2,607.4	-6.2%	42,241.8	41,302.1	-2.2%

R$ million
Net revenue	7,912.9	8,710.7	10.1%	1,539.4	1,655.4	7.5%	9,452.3	10,366.0	9.7%	2,223.9	2,473.5	4.8%	3,449.0	3,266.0	82.1%	2,863.8	2,792.5	0.0%	17,989.0	18,898.1	20.0%
% of total	44.0%	46.1%		8.6%	8.8%		52.5%	54.9%		12.4%	13.1%		19.2%	17.3%		15.9%	14.8%		100.0%	100.0%
COGS	(4,319.5)	(4,541.4)	5.1%	(947.2)	(936.9)	-1.1%	(5,266.6)	(5,478.3)	4.0%	(1,157.1)	(1,252.8)	2.6%	(1,754.8)	(1,715.9)	76.5%	(1,195.7)	(1,188.6)	1.9%	(9,374.3)	(9,635.6)	16.0%
% of total	46.1%	47.1%		10.1%	9.7%		56.2%	56.9%		12.3%	13.0%		18.7%	17.8%		12.8%	12.3%		100.0%	100.0%
Gross profit	3,593.4	4,169.3	16.0%	592.3	718.5	21.3%	4,185.7	4,887.7	16.8%	1,066.7	1,220.7	7.1%	1,694.2	1,550.1	88.1%	1,668.1	1,604.0	-1.4%	8,614.7	9,262.5	24.5%
% of total	41.7%	45.0%		6.9%	7.8%		48.6%	52.8%		12.4%	13.2%		19.7%	16.7%		19.4%	17.3%		100.0%	100.0%
SG&A	(2,747.5)	(3,053.5)	11.1%	(454.5)	(552.8)	21.6%	(3,202.0)	(3,606.3)	12.6%	(469.7)	(535.6)	7.0%	(1,090.1)	(1,039.8)	81.7%	(1,023.8)	(906.0)	-10.3%	(5,785.7)	(6,087.7)	20.1%
% of total	47.5%	50.2%		7.9%	9.1%		55.3%	59.2%		8.1%	8.8%		18.8%	17.1%		17.7%	14.9%		100.0%	100.0%
Other operating income/(expenses)	1,018.3	254.7	15.7%	194.1	121.0	72.8%	1,212.4	375.7	29.4%	10.8	(6.8)	-166.3%	10.9	21.4	nm	5.3	6.0	13.9%	1,239.4	396.4	39.2%
% of total	82.2%	64.3%		15.7%	30.5%		97.8%	94.8%		0.9%	-1.7%		0.9%	5.4%		0.4%	1.5%		100.0%	100.0%
Normalized Operating Profit	1,864.2	1,370.5	28.5%	331.8	286.6	37.9%	2,196.1	1,657.1	30.1%	607.8	678.4	4.1%	615.1	531.7	110.8%	649.6	704.0	12.8%	4,068.5	3,571.3	34.3%
% of total	45.8%	38.4%		8.2%	8.0%		54.0%	46.4%		14.9%	19.0%		15.1%	14.9%		16.0%	19.7%		100.0%	100.0%
Normalized EBITDA	2,574.0	2,302.6	29.7%	425.6	376.5	24.9%	2,999.6	2,679.1	29.0%	799.5	920.2	7.9%	904.6	837.9	109.8%	834.5	838.1	4.1%	5,538.1	5,275.2	34.2%
% of total	46.5%	43.6%		7.7%	7.1%		54.2%	50.8%		14.4%	17.4%		16.3%	15.9%		15.1%	15.9%		100.0%	100.0%

% of net revenue
Net revenue	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-54.6%	-52.1%		-61.5%	-56.6%		-55.7%	-52.8%		-52.0%	-50.6%		-50.9%	-52.5%		-41.8%	-42.6%		-52.1%	-51.0%
Gross profit	45.4%	47.9%		38.5%	43.4%		44.3%	47.2%		48.0%	49.4%		49.1%	47.5%		58.2%	57.4%		47.9%	49.0%
SG&A	-34.7%	-35.1%		-29.5%	-33.4%		-33.9%	-34.8%		-21.1%	-21.7%		-31.6%	-31.8%		-35.8%	-32.4%		-32.2%	-32.2%
Other operating income/(expenses)	12.9%	2.9%		12.6%	7.3%		12.8%	3.6%		0.5%	-0.3%		0.3%	0.7%		0.2%	0.2%		6.9%	2.1%
Normalized Operating Profit	23.6%	15.7%		21.6%	17.3%		23.2%	16.0%		27.3%	27.4%		17.8%	16.3%		22.7%	25.2%		22.6%	18.9%
Normalized EBITDA	32.5%	26.4%		27.6%	22.7%		31.7%	25.8%		36.0%	37.2%		26.2%	25.7%		29.1%	30.0%		30.8%	27.9%

Per hectoliter - (R$/hl)
Net revenue	360.6	407.3	12.9%	204.0	224.3	10.0%	320.5	360.3	12.4%	731.2	836.3	7.7%	497.7	468.6	81.1%	1,030.2	1,071.0	6.6%	425.9	457.6	22.8%
COGS	(196.8)	(212.3)	7.9%	(125.5)	(126.9)	1.2%	(178.6)	(190.4)	6.6%	(380.5)	(423.6)	5.5%	(253.2)	(246.2)	75.5%	(430.1)	(455.8)	8.6%	(221.9)	(233.3)	18.6%
Gross profit	163.8	194.9	19.0%	78.5	97.3	24.0%	141.9	169.9	19.7%	350.7	412.7	10.2%	244.5	222.4	87.0%	600.0	615.2	5.1%	203.9	224.3	27.3%
SG&A	(125.2)	(142.8)	14.0%	(60.2)	(74.9)	24.4%	(108.6)	(125.4)	15.5%	(154.4)	(181.1)	10.1%	(157.3)	(149.2)	80.6%	(368.3)	(347.5)	-4.3%	(137.0)	(147.4)	22.9%
Other operating income/(expenses)	46.4	11.9	18.7%	25.7	16.4	76.7%	41.1	13.1	32.7%	3.5	(2.3)	nm	1.6	3.1	nm	1.9	2.3	21.4%	29.3	9.6	42.3%
Normalized Operating Profit	85.0	64.1	31.9%	44.0	38.8	41.1%	74.5	57.6	33.4%	199.9	229.4	7.0%	88.8	76.3	109.5%	233.7	270.0	20.2%	96.3	86.5	37.4%
Normalized EBITDA	117.3	107.7	33.0%	56.4	51.0	27.7%	101.7	93.1	32.2%	262.9	311.1	10.9%	130.5	120.2	108.6%	300.2	321.4	11.0%	131.1	127.7	37.3%

ambev.com.br	Press Release – August 3, 2023

Page | 22

Ambev - Segment financial information	Brazil									CAC			LAS			Canada			Ambev
Organic results	Beer			NAB			Total												Consolidated
	YTD22	YTD23%		YTD22	YTD23%		YTD22	YTD23%		YTD22	YTD23%		YTD22	YTD23%		YTD22	YTD23%		YTD22	YTD23%
Volume ('000 hl)	43,955.4	43,578.2	-0.9%	15,122.1	15,505.6	2.5%	59,077.5	59,083.7	0.0%	5,923.5	5,696.5	-3.8%	17,736.7	16,939.2	-4.5%	4,586.4	4,503.9	-1.8%	87,324.1	86,223.3	-1.3%

R$ million
Net revenue	16,013.1	17,980.8	12.3%	3,037.5	3,431.9	13.0%	19,050.6	21,412.7	12.4%	4,506.7	4,779.1	4.3%	8,051.6	8,398.0	72.6%	4,819.3	4,840.0	6.1%	36,428.1	39,429.9	23.3%
% of total	44.0%	45.6%		8.3%	8.7%		52.3%	54.3%		12.4%	12.1%		22.1%	21.3%		13.2%	12.3%		100.0%	100.0%
COGS	(8,511.6)	(9,332.9)	9.6%	(1,853.1)	(1,937.7)	4.6%	(10,364.7)	(11,270.6)	8.7%	(2,322.9)	(2,376.8)	0.9%	(4,090.9)	(4,048.8)	56.2%	(2,010.2)	(2,071.1)	8.8%	(18,788.7)	(19,767.3)	17.7%
% of total	45.3%	47.2%		9.9%	9.8%		55.2%	57.0%		12.4%	12.0%		21.8%	20.5%		10.7%	10.5%		100.0%	100.0%
Gross profit	7,501.5	8,647.9	15.3%	1,184.4	1,494.2	26.2%	8,685.9	10,142.2	16.8%	2,183.8	2,402.3	8.0%	3,960.7	4,349.2	89.7%	2,809.0	2,768.9	4.1%	17,639.4	19,662.6	29.3%
% of total	42.5%	44.0%		6.7%	7.6%		49.2%	51.6%		12.4%	12.2%		22.5%	22.1%		15.9%	14.1%		100.0%	100.0%
SG&A	(5,258.8)	(5,852.1)	11.3%	(849.9)	(1,064.0)	25.2%	(6,108.7)	(6,916.0)	13.2%	(863.9)	(1,037.6)	18.1%	(2,158.3)	(2,286.2)	77.0%	(1,874.2)	(1,811.4)	2.1%	(11,005.1)	(12,051.2)	23.8%
% of total	47.8%	48.6%		7.7%	8.8%		55.5%	57.4%		7.9%	8.6%		19.6%	19.0%		17.0%	15.0%		100.0%	100.0%
Other operating income/(expenses)	1,300.4	603.5	42.2%	248.8	218.8	97.1%	1,549.1	822.3	53.5%	34.9	4.5	-87.5%	33.9	38.0	nm	8.2	12.8	64.1%	1,626.2	877.5	53.1%
% of total	80.0%	68.8%		15.3%	24.9%		95.3%	93.7%		2.1%	0.5%		2.1%	4.3%		0.5%	1.5%		100.0%	100.0%
Normalized Operating Profit	3,543.0	3,399.4	27.5%	583.3	649.1	45.7%	4,126.3	4,048.5	30.1%	1,354.8	1,369.2	-0.9%	1,836.3	2,100.9	107.1%	943.0	970.3	8.7%	8,260.5	8,488.9	39.9%
% of total	42.9%	40.0%		7.1%	7.6%		50.0%	47.7%		16.4%	16.1%		22.2%	24.7%		11.4%	11.4%		100.0%	100.0%
Normalized EBITDA	4,938.7	5,146.7	26.7%	770.5	863.8	36.5%	5,709.3	6,010.5	28.0%	1,692.0	1,770.6	2.6%	2,408.3	2,707.8	101.3%	1,251.4	1,230.7	3.9%	11,061.0	11,719.6	37.4%
% of total	44.6%	43.9%		7.0%	7.4%		51.6%	51.3%		15.3%	15.1%		21.8%	23.1%		11.3%	10.5%		100.0%	100.0%

% of net revenue
Net revenue	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-53.2%	-51.9%		-61.0%	-56.5%		-54.4%	-52.6%		-51.5%	-49.7%		-50.8%	-48.2%		-41.7%	-42.8%		-51.6%	-50.1%
Gross profit	46.8%	48.1%		39.0%	43.5%		45.6%	47.4%		48.5%	50.3%		49.2%	51.8%		58.3%	57.2%		48.4%	49.9%
SG&A	-32.8%	-32.5%		-28.0%	-31.0%		-32.1%	-32.3%		-19.2%	-21.7%		-26.8%	-27.2%		-38.9%	-37.4%		-30.2%	-30.6%
Other operating income/(expenses)	8.1%	3.4%		8.2%	6.4%		8.1%	3.8%		0.8%	0.1%		0.4%	0.5%		0.2%	0.3%		4.5%	2.2%
Normalized Operating Profit	22.1%	18.9%		19.2%	18.9%		21.7%	18.9%		30.1%	28.6%		22.8%	25.0%		19.6%	20.0%		22.7%	21.5%
Normalized EBITDA	30.8%	28.6%		25.4%	25.2%		30.0%	28.1%		37.5%	37.0%		29.9%	32.2%		26.0%	25.4%		30.4%	29.7%

Per hectoliter - (R$/hl)
Net revenue	364.3	412.6	13.3%	200.9	221.3	10.2%	322.5	362.4	12.4%	760.8	839.0	8.5%	454.0	495.8	80.8%	1,050.8	1,074.6	8.0%	417.2	457.3	24.9%
COGS	(193.6)	(214.2)	10.6%	(122.5)	(125.0)	2.0%	(175.4)	(190.8)	8.7%	(392.2)	(417.2)	4.9%	(230.6)	(239.0)	63.6%	(438.3)	(459.9)	10.8%	(215.2)	(229.3)	19.2%
Gross profit	170.7	198.4	16.3%	78.3	96.4	23.0%	147.0	171.7	16.8%	368.7	421.7	12.3%	223.3	256.8	98.7%	612.5	614.8	6.0%	202.0	228.0	31.0%
SG&A	(119.6)	(134.3)	12.2%	(56.2)	(68.6)	22.1%	(103.4)	(117.1)	13.2%	(145.8)	(182.2)	22.8%	(121.7)	(135.0)	85.3%	(408.6)	(402.2)	4.0%	(126.0)	(139.8)	25.3%
Other operating income/(expenses)	29.6	13.8	43.4%	16.5	14.1	92.2%	26.2	13.9	53.5%	5.9	0.8	-87.0%	1.9	2.2	nm	1.8	2.8	67.1%	18.6	10.2	55.1%
Normalized Operating Profit	80.6	78.0	28.6%	38.6	41.9	42.1%	69.8	68.5	30.0%	228.7	240.4	3.0%	103.5	124.0	116.9%	205.6	215.4	10.7%	94.6	98.5	41.7%
Normalized EBITDA	112.4	118.1	27.8%	51.0	55.7	33.1%	96.6	101.7	28.0%	285.6	310.8	6.7%	135.8	159.9	110.8%	272.9	273.2	5.8%	126.7	135.9	39.1%

ambev.com.br	Press Release – August 3, 2023

Page | 23

CONSOLIDATED BALANCE SHEET
R$ million	December 31, 2022	June 30, 2023

Assets
Current assets
Cash and cash equivalents	14,926.4	12,117.0
Investment securities	454.5	313.5
Trade receivables	5,349.1	4,877.7
Derivative financial instruments	272.3	276.2
Inventories	12,923.0	12,055.0
Income tax and social contributions receivable	1,808.7	2,185.6
Recoverable indirect taxes	1,044.8	1,208.5
Other assets	1,037.9	1,290.6
Total	37,816.7	34,324.1

Non-current assets
Investment securities	219.1	246.8
Derivative financial instruments	1.5	0.0
Income tax and social contributions receivable	4,607.5	4,022.5
Recoverable indirect taxes	6,708.8	6,827.6
Deferred tax assets	6,438.8	8,069.7
Other assets	1,905.2	1,675.0
Employee benefits	56.6	53.1
Long term assets	19,937.5	20,894.8

Investments in joint ventures	331.9	329.4
Property, plant and equipment	30,055.7	29,284.8
Intangible	9,222.2	9,141.4
Goodwill	40,594.0	39,319.8
Total	100,141.4	98,970.3

Total assets	137,958.1	133,294.4

Equity and liabilities
Current liabilities
Trade payables	24,328.5	18,580.0
Derivative financial instruments	729.4	1,525.1
Interest-bearing loans and borrowings	982.6	1,320.4
Bank overdrafts	74.3	103.9
Payroll and social security payables	2,335.8	1,938.7
Dividends and interest on shareholder´s equity payable	1,464.8	1,436.5
Income tax and social contribution payable	1,118.6	1,082.6
Taxes and contributions payable	5,812.9	3,726.5
Put option granted on subsidiaries and other liabilities	3,512.8	3,928.4
Provisions	180.7	479.7
Total	40,540.5	34,121.8

Non-current liabilities
Trade payables	509.4	440.5
Interest-bearing loans and borrowings	2,788.1	2,671.9
Deferred tax liabilities	3,725.7	3,725.7
Income tax and social contribution payable	1,598.6	1,581.1
Taxes and contributions payable	671.0	482.0
Put option granted on subsidiary and other liabilities	1,896.8	1,454.1
Provisions	739.0	469.1
Employee benefits	2,161.1	1,982.3
Total	14,089.7	12,806.7

Total liabilities	54,630.3	46,928.4

Equity
Issued capital	58,130.5	58,177.9
Reserves	92,246.6	92,382.0
Comprehensive income	(68,421.5)	(74,217.7)
Retained earnings	-	8,732.4
Equity attributable to equity holders of Ambev	81,955.6	85,074.6
Non-controlling interests	1,372.2	1,291.4
Total Equity	83,327.8	86,366.0

Total equity and liabilities	137,958.1	133,294.4

ambev.com.br	Press Release – August 3, 2023

Page | 24

CONSOLIDATED INCOME STATEMENT	2Q22	2Q23	YTD22	YTD23
R$ million

Net revenue	17,989.0	18,898.1	36,428.1	39,429.9
Cost of goods sold	(9,374.3)	(9,635.6)	(18,788.7)	(19,767.3)
Gross profit	8,614.7	9,262.5	17,639.4	19,662.6

Distribution expenses	(2,615.0)	(2,681.7)	(5,144.0)	(5,598.4)
Sales and marketing expenses	(1,875.9)	(2,090.4)	(3,392.9)	(3,831.7)
Administrative expenses	(1,294.8)	(1,315.6)	(2,468.2)	(2,621.2)
Other operating income/(expenses)	1,239.4	396.4	1,626.2	877.5

Normalized Operating Profit	4,068.5	3,571.3	8,260.5	8,488.9

Exceptional items	(31.2)	(123.4)	(58.4)	(151.3)

Income from operations	4,037.3	3,447.8	8,202.0	8,337.5

Net finance results	(495.5)	(1,073.5)	(1,092.2)	(2,071.3)
Share of results of joint ventures	(3.2)	(2.4)	(5.6)	(16.6)

Profit before income tax	3,538.6	2,371.9	7,104.2	6,249.6

Income tax expense	(474.6)	225.8	(511.4)	167.4

Profit	3,064.0	2,597.8	6,592.9	6,417.0
Equity holders of Ambev	2,969.7	2,503.0	6,382.5	6,202.5
Non-controlling interest	94.3	94.8	210.4	214.5

Basic earnings per share (R$)	0.19	0.16	0.41	0.39
Diluted earnings per share (R$)	0.19	0.16	0.40	0.39

Normalized Profit	3,085.8	2,681.0	6,637.4	6,520.7

Normalized basic earnings per share (R$)	0.19	0.16	0.41	0.40
Normalized diluted earnings per share (R$)	0.19	0.16	0.41	0.40

Nº of basic shares outstanding (million of shares)	15,743.8	15,747.4	15,740.6	15,745.3
Nº of diluted shares outstanding (million if shares)	15,856.0	15,846.2	15,852.7	15,844.1

ambev.com.br	Press Release – August 3, 2023

Page | 25

CONSOLIDATED STATEMENT OF CASH FLOWS	2Q22	2Q23	YTD22	YTD23
R$ million

Profit	3,064.0	2,597.8	6,592.9	6,417.0
Depreciation, amortization and impairment	1,469.6	1,703.9	2,800.6	3,230.8
Impairment losses on receivables and inventories	66.8	74.8	138.9	184.2
Additions/(reversals) in provisions and employee benefits	39.7	48.1	50.2	72.1
Net finance cost	495.5	1,073.5	1,092.2	2,071.3
Loss/(gain) on sale of property, plant and equipment and intangible assets	(12.5)	(14.5)	(45.9)	(42.6)
Equity-settled share-based payment expense	73.1	104.7	151.0	181.9
Income tax expense	474.6	(225.8)	511.4	(167.4)
Share of result of joint ventures	3.2	2.4	5.6	16.6
Hedge operations results	(140.5)	(136.5)	(496.2)	(241.3)
Other non-cash items included in the profit	(3.5)	(9.0)	(18.4)	(9.0)
Cash flow from operating activities before changes in working capital and provisions	5,530.0	5,219.3	10,782.2	11,713.6
(Increase)/decrease in trade and other receivables	(877.0)	48.0	(19.9)	(208.4)
(Increase)/decrease in inventories	(923.9)	333.8	(2,176.0)	(162.6)
Increase/(decrease) in trade and other payables	(1,834.0)	(1,793.4)	(4,471.6)	(5,885.4)
Cash generated from operations	1,895.2	3,807.7	4,114.7	5,457.2
Interest paid	(137.4)	(147.2)	(213.6)	(287.9)
Interest received	264.1	208.5	383.6	372.4
Dividends received	3.0	0.3	5.1	5.3
Income tax and social contributions paid	177.3	(453.7)	(1,567.8)	(2,707.6)
Cash flow from operating activities	2,202.2	3,415.7	2,722.0	2,839.4

Proceeds from sale of property, plant, equipment and intangible assets	20.9	34.4	58.2	58.3
Acquisition of property, plant, equipment and intangible assets	(1,753.1)	(1,295.7)	(2,641.6)	(2,448.7)
Acquisition of subsidiaries, net of cash acquired	(0.6)	-	(2.9)	-
Acquisition of other investments	(30.0)	(1.9)	(30.0)	(8.4)
(Investments)/net proceeds of debt securities	(204.6)	44.8	341.8	99.7
Net proceeds/(acquisition) of other assets	15.0	-	15.0	-
Cash flow used in investing activities	(1,952.3)	(1,218.4)	(2,259.5)	(2,299.1)

Capital increase	-	-	23.8	14.5
Proceeds/(repurchase) of shares	(48.0)	(20.2)	(55.8)	(25.1)
Acquisition of non-controlling interests	(0.1)	-	(0.1)	-
Proceeds from borrowings	68.9	(7.1)	127.9	38.4
Repayment of borrowings	(29.7)	(54.8)	(76.0)	(132.0)
Cash net finance costs other than interests	346.9	(1,211.3)	(2,214.0)	(1,938.6)
Payment of lease liabilities	(206.6)	(284.6)	(372.0)	(513.3)
Dividends and interest on shareholders’ equity paid	(142.9)	(128.6)	(164.9)	(166.8)
Cash flow from financing activities	(11.4)	(1,706.6)	(2,731.1)	(2,722.9)

Net increase/(decrease) in Cash and cash equivalents	238.4	490.8	(2,268.6)	(2,182.6)
Cash and cash equivalents less bank overdrafts at the beginning of the period	12,796.5	12,057.0	16,597.2	14,852.1
Effect of exchange rate fluctuations	575.8	(534.7)	(717.9)	(656.5)
Cash and cash equivalents less bank overdrafts at the end of the period	13,610.7	12,013.1	13,610.7	12,013.1

ambev.com.br	Press Release – August 3, 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 3, 2023

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer